Exhibit 99.1

WNS (Holdings) Limited Announces Details of Annual General Meeting of Shareholders

NEW YORK, NY and MUMBAI, INDIA, August 18, 2023 – WNS (Holdings) Limited (the “Company”) (NYSE: WNS), a leading provider of global business process management (BPM) solutions, today announced that the annual general meeting of its shareholders (the “AGM”) will be held on Thursday, September 21, 2023, beginning at 11:00 am British Summer Time at 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

A Shareholder entitled to attend and vote at the AGM is entitled to appoint a proxy or proxies to attend the AGM and to vote on their behalf. A form of proxy should be completed in accordance with the instructions printed thereon.

The Company’s annual report on Form 20-F for the financial year ended March 31, 2023 (the “Annual Report”), containing its annual consolidated financial statements for the financial year ended March 31, 2023 and the auditor’s report thereon, was filed with the Securities and Exchange Commission on May 16, 2023. The Company distributed the notice of annual general meeting, proxy statement and form of proxy on or about August 18, 2023.

The Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card, free of charge, by sending a written request to the Company Secretary, Mourant Secretaries (Jersey) Limited, of 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands at MourantGSWNS@mourant.com (attention: Michael Lynam, telephone: +44 1534 676 000) or General Counsel Gopi.Krishnan@wns.com (attention: Gopi Krishnan).

About WNS

WNS (Holdings) Limited (NYSE: WNS) is a leading Business Process Management (BPM) company. WNS combines deep industry knowledge with technology, analytics, and process expertise to co-create innovative, digitally led transformational solutions with over 400 clients across various industries. WNS delivers an entire spectrum of BPM solutions including industry-specific offerings, customer experience services, finance and accounting, human resources, procurement, and research and analytics to re-imagine the digital future of businesses. As of June 30, 2023, WNS had 59,871 professionals across 66 delivery centers worldwide including facilities in Canada, China, Costa Rica, India, Malaysia, the Philippines, Poland, Romania, South Africa, Sri Lanka, Turkey, the United Kingdom, and the United States.

For more information, visit www.wns.com or follow us on Facebook, Twitter, LinkedIn, and Instagram.

Investors Contact:

David Mackey

EVP – Finance & Head of Investor Relations

David.mackey@wns.com